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Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABN AMRO Securities (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 17th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Luo 917-284-6969
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

We, Alexander Lange and Roger Luo, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Securities (USA) LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Jonathan Gray Moore
Notary Public, State of New York
Registration No. 02MO6302281
Qualified in Queens County
Commission Exp. 05/05/2022

Signature

Director & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
ABN AMRO Securities (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

March 1, 2019

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2018

(In thousands)

Assets		
Cash	$	4,967
Cash segregrated in compliance with federal regulations		1,310
Collateralized agreements:		
Securities borrowed		425,737
Securities purchased under agreements to resell		2,423,535
Securities received as collateral		520,809
Receivables from brokers, dealers, and clearing organizations		158,234
Receivables from related parties		12,912
Deferred tax asset		1,175
Other assets		2,912
Total assets	$	3,551,591
Liabilities and Member's Equity		
Collateralized agreements:		
Securities sold under agreements to repurchase	$	2,494,834
Securities loaned		—
Obligation to return securities received as collateral		520,809
Payables to related parties		339,148
Payables to brokers, dealers, and clearing organizations		1,156
Accrued and other liabilities		2,470
		3,358,417
Commitments, contingencies, and guarantees		
Subordinated liabilities		50,000
Member's equity		143,174
Total liabilities and member's equity	$	3,551,591

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (ABNH), which in turn is wholly owned by Netherland-domiciled ABN AMRO Bank N.V. (AAB). The Company's primary business line is securities financing. The Company also participates in equity brokerage, security offerings and private placements, primarily for existing clients of the Company's affiliates.

The Company is registered as a broker dealer with the U.S. Securities and Exchange Commission (SEC) and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company currently operates in one reportable operating segment, facilitating US capital market transactions in corporate and government securities by its domestic and foreign affiliates as well as their clients. The Company does not carry third party customer accounts and accordingly does not maintain any custodial oversight responsibilities for third party customer assets.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

Cash in the statement of financial condition as of December 31, 2018 was held at a large banking institution not related to AAB or any of the Company's affiliates.

(d) Cash Segregated in Compliance with Federal Regulations

The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers ("Customer Account") and a segregated reserve account for Brokers and Dealers ("PAB Account") pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2018, the Company had $810 segregated cash in the Customer Account and $500 segregated cash in the PAB Account.

(e) Collateralized Financing

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale

(In thousands)

agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed and loaned transactions are reported as collateralized financings. In accordance with ASC 860, when the Company acts as the lender in a securities lending transaction and receives securities as collateral that can be repledged or sold, it recognizes the market value of the securities received and a corresponding obligation to return them. The Company recorded $520,809 of securities received as collateral, and an equal amount of obligation to return those securities in the statement of financial condition at December 31, 2018.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

The Company nets certain repurchase agreements and resale agreements as well as securities borrowed and loaned agreements with the same counterparty in the statement of financial condition when the requirements of FASB Accounting Standards Codification (ASC) 210 20, Balance Sheet – Offsetting, are met. The impact of netting at December 31, 2018 was $543,756.

At December 31, 2018, the Company had obtained securities as collateral that could be repledged, delivered, or otherwise transferred with a fair value of approximately $4,472,754. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $4,124,771 was repledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(f) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the statement of financial condition are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are recognized in the period in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act of 2017 (the "Act") into law. Most of the provisions in the Act were effective on January 1, 2018. Included in the Act are a number of changes to the

(In thousands)

corporate income tax, with the most significant being a reduction of the corporate income tax rate from 35% to 21%.

The Act also enacts a new type of minimum tax in effect for corporations beginning on January 1, 2018, called the Base Erosion and Anti-Abuse Tax ("BEAT"). The BEAT provision requires corporations with average gross receipts (including the receipts of certain affiliates) of more than $500 million over the preceding three years and payments to foreign affiliates in excess of a percentage of total deductions to determine taxable income without the benefit of deductions for expenses paid to foreign affiliated companies. The tax on this adjusted taxable income is computed at a lower rate and is subsequently compared to the regular corporate income tax at 21% of taxable income including the deduction for payments to foreign affiliates. The higher of the two taxes is the taxpayer's liability. Any BEAT liability is accrued in the statement of financial condition.

(g) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates.

(3) Recently Issued Accounting Pronouncements

Leases (ASC 842). In February 2016, the FASB issued ASU 2016-02, "Leases". The ASU requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset for leases with a lease term of greater than twelve months, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The classification criteria for distinguishing between finance leases and operating leases under ASU 2016-02 are substantially similar to the criteria used to distinguish capital leases and operating leases under ASC 840; however, the standard has eliminated the "bright line" tests available previously guidance. For finance leases, the ASU requires a lessee to recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset, while for operating leases, such amounts should be recognized as a combined expense, on a straight-line basis. The guidance also eliminates real estate specific provisions for lessees and lessors and requires expanded disclosures about the nature and terms of lease agreements. ASU 2016-02, as amended by ASU 2018-01, 2018-10 and 2018-11, is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods under a modified retrospective approach. Early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its statement of financial condition and related disclosures.

(4) Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to ABNH of $50,000, maturing on May 29, 2019. The loan agreement automatically renews for another year subject to written notice of termination from either party as well as regulatory approval. The interest rate, which will reset periodically, is based on U.S. dollar three month LIBOR, plus a spread.

(In thousands)

(5) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day to day clearance activities. As of December 31, 2018, securities consisting of U.S. Treasuries with a fair value of $27,027 were on deposit with these clearing organizations.

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2018 consisted of the following:

		Receivables	Payables
Clearing organizations	$	158,234	1,156

Amounts receivable from and payable to clearing organizations represented end-of-day cash clearing balances, margin on deposits for unsettled financing transactions, and cash clearing deposits held with various clearing organizations. As of December 31, 2018, the Company had no securities failed to receive or deliver.

(6) Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation of the Company's results of operations among the members.

(7) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

As of December 31, 2018, the statement of financial condition included the following balances with affiliates:

Assets:		
Securities sold under agreements to resell	$	302,625
Receivables from related parties		12,912
Other assets		479
Liabilities:		
Securities sold under agreements to repurchase	$	1,822,590
Payables to related parties		339,148
Payables from brokers, dealers, and clearing organizations		927
Accrued and other liabilities		1,990
Subordinated borrowings		50,000

(In thousands)

Material items contained in the above balances are discussed below:

(a) Collateralized Financing

The Company enters into collateralized financing transactions with affiliates in the normal course of business. At December 31, 2018, the financing transaction balances, inclusive of resale and repurchase agreements, securities borrowed, and loaned agreements, were with AAB and other affiliates.

(b) Borrowing from Affiliates

As of December 31, 2018, the Company had $50,000 in subordinated notes payable to ABNH, with accrued interest payable in the amount of $234 included in payables to related parties in the statement of financial condition. The Company normally settles these payables quarterly.

As of December 31, 2018, the Company has borrowed funds during the normal course of its securities financing business from an affiliate, AAB, in the amount of $331,000. Total interest payable on this borrowing as of December 31, 2018 amounted to $28. These amounts are included in payables to related parties in the statement of financial condition. These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(c) *Current Income Tax*

Included in accrued and other liabilities in the statement of financial condition is a tax payable of $1,808 to ABNH related to the Company's allocated share of current income tax. The Company normally settles its tax payable once a year.

(d) *Affiliated Brokerage Services*

The Company has an Agency and Services Agreement with AAB whereby the Company facilitates certain activities of its foreign affiliates in the U.S. These activities include agency trade execution, securities borrowing and lending, and other related services. In addition to being reimbursed for the costs incurred by the Company in the provision of affiliated brokerage services, the Company also earns a fee from these services based on a residual profit split method. Residual profit is the net operating revenue generated by the underlying transactions after consideration of a reasonable return on risk-based capital to AAB. In the event of a net operating loss, AAB bears the loss exclusively.

As of December 31, 2018, the related unpaid balance was $9,313, included as a receivable from related parties in the statement of financial condition. The Company normally receives cash settlement from AAB within 90 days following the close of the fiscal year.

(e) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. Costs allocated to the Company, as well as costs the Company allocated to its affiliates, for support including payroll, services, rent, utilities, information technology, and amortization and depreciation of fixed assets and leasehold improvements. As of December 31, 2018, $7,886 of allocated costs from affiliates were included as payables to related parties in the statement of financial condition. The Company normally settles balances on a monthly basis.

(8) Income Taxes

(In thousands)

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in ABNH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in ABNH's U.S. federal and state and local income tax returns.

Included in accrued and other liabilities in the statement of financial condition is a tax payable of $1,808 to ABNH related to the Company's allocated share of current income tax.

As of December 31, 2018, the Company had recorded a deferred tax asset of $1,175 in its statement of financial condition. The deferred tax asset is related to accrued expenses not currently deductible for tax purposes. The Company believes that it is more likely than not that the deferred tax asset will be fully realized in future years. Therefore, no valuation allowance has been recorded against the deferred tax asset.

As of December 31, 2018, the Company had $374 of total gross unrecognized tax benefits. Of this total, $251 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods.

As of December 31, 2018, the Company had accrued approximately $381 in potential interest and penalties associated with uncertain tax positions.

ABNH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2011 through 2017 remain open to examination by these tax authorities.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act of 2017 (the "Act") into law. Most of the provisions in the Act were effective on January 1, 2018. Included in the Act are a number of changes to the corporate income tax, with the most significant being a reduction of the corporate income tax rate from 35% to 21%. Accordingly, the Company's federal income tax rate beginning January 1, 2018, is 21%.

(9) Commitments and Contingencies

Outstanding commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to underwriting activities at December 31, 2018.

Forward collateralized financing transactions – the Company had commitments related to forward collateralized financing transactions, including certain reverse repurchase agreements of $1,571,728, securities borrowed of $0, repurchase agreements of $229,218 and securities loaned of $0 as of December 31, 2018 that settle in early January 2019. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the statement of financial condition until settlement date.

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of financial condition. However, management cannot be certain regarding the outcome of such matters.

(10) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a

(In thousands)

counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	At December 31, 2018				
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition (1)	Net Amounts Presented in the statement of financial condition	Collateral received or pledged including cash	Net Amount
Assets:					
Securities purchased under agreements to resell	$ 2,888,073	(464,538)	2,423,535	(2,423,535)	-
Securities Borrowed	504,955	(79,218)	425,737	(419,135)	6,602
Liabilities:					
Securities sold under agreements to repurchase	$ 2,959,372	(464,538)	2,494,834	(2,451,356)	43,478
Securities loaned	79,218	(79,218)	-	-	-

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

	At December 31, 2018				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase (no repurchase-to-maturity)					
U.S. Treasuries and agency securities	$ 1,257,777	$ 1,035,128	$ 335,561	$ 256,922	$ 2,885,387
Corporate securities	12,704	140,499	-	-	153,203
Gross Total	1,270,481	1,175,627	335,561	256,922	3,038,590
Securities loaned					
Equities	-	-	-	-	-
Gross Total	-	-	-	-	-
Total gross recogized assets	$ 1,270,481	$ 1,175,627	$ 335,561	$ 256,922	$ 3,038,590
Netted amount					(543,756)
Total net recognized liabilites					$ 2,494,834

(11) Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include cash, for which the carrying value approximate fair value (categorized as Level 1 of the fair value hierarchy). Securities borrowed/loaned, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are carried at amounts that approximate fair value and are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of less than seven days and are collateralized by U.S. Treasury securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy).

(12) Financial Instruments

(In thousands)

(a) Financial Instruments with Off Balance Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. These instruments are considered Level 2 under the US GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets. As of December 31, 2018, there were no such open contracts.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(13) Net Capital Requirements and Customer / PAB Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3 1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3 1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3 3, plus excess margin collected on securities received on resale agreements, as defined.

As of December 31, 2018, the Company's net capital of $172,913 was $172,590 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

(14) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through March 1, 2019, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 0000
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

The Board of Directors and Management of
ABN AMRO Securities (USA) LLC

In planning and performing our audit of the financial statements of ABN AMRO Securities (LLC) USA (the "Company") as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, FINRA, other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 1, 2019